CM 7/19/05



05043651

AM 7-18-2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 048050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kiley, Bloemers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Clematis Street, Suite 210
(No. and Street)

West Palm Beach	FL	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kiley (561) 820-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

PROCESSED
JUL 22 2005
THOMSON FINANCIAL

2120 Powers Ferry Road, Suite 350	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



SEC MAIL
RECEIVED
PROCESSING
JUL 14 2005
WASH. D.C.
198
SECTION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CH 7/19/05 AM

OATH OR AFFIRMATION

I, Michael Kiley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kiley, Bloemers, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CATHRYN VAUGHN
Notary Public - State of Florida
My Commission Expires Apr 3, 2009
Commission # DD 386111
Bonded By National Notary Assn.

Signature

CEO

Title

Notary Public

*This report ** contains (check all applicable boxes):*

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

KILEY, BLOEMERS, INC.
Financial Statements
For the Year Ended
December 31, 2004
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Kiley, Bloemers, Inc.

We have audited the accompanying statement of financial condition of Kiley, Bloemers, Inc., as of December 31, 2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kiley, Bloemers, Inc., as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2005
Atlanta, Georgia



RUBIO CPA, PC

KILEY, BLOEMERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

		2004
Cash and cash equivalents	$	118,504
Accounts receivable – clearing broker		199,678
Property and equipment, net of accumulated depreciation of $20,699		12,168
Deposit with clearing broker		25,000
Securities owned		22,835
Other assets		5,696
Total Assets	$	383,881

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	4,479
Accrued commissions		144,790
Accrued payroll and other		59,720
Total Liabilities		208,989
STOCKHOLDERS' EQUITY		
Common stock, no par value, 2,000 shares authorized, 100 shares issued and outstanding		-
Retained earnings		174,892
Total Liabilities and Stockholders' Equity	$	383,881

The accompanying notes are an integral part of these financial statements.

KILEY, BLOEMERS, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

	2004
REVENUES	
Commissions	$ 2,561,142
Total revenues	2,561,142
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	2,162,855
Clearing costs	117,869
Communications	8,124
Occupancy	27,562
Quotations and research	126,013
Other operating expenses	138,802
Total expenses	2,581,225
NET LOSS	$ (20,083)

The accompanying notes are an integral part of these financial statements.

KILEY, BLOEMERS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

	2004
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (20,083)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	6,059
Decrease in accounts receivable - clearing broker	106,724
Decrease in other assets	2,948
Decrease in accounts payable and accrued expenses	(40,289)
Decrease in payable to clearing broker	(18,150)
Increase in securities owned	(1,669)
NET CASH PROVIDED BY OPERATING ACTIVITIES	35,540
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to stockholders	(15,000)
NET CASH USED BY FINANCING ACTIVITIES	(15,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	20,540
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	97,964
End of year	$ 118,504

The accompanying notes are an integral part of these financial statements.

KILEY, BLOEMERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2004

	Retained Earnings
Balance, December 31, 2003	$ 209,976
Net loss	(20,083)
Distributions to stockholders	(15,000)
Balance, December 31, 2004	$ 174,893

The accompanying notes are an integral part of these financial statements.

KILEY, BLOEMERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Illinois that began business in 1994. The Company became a Florida corporation during 2004. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities for customers located throughout the United States. The Company operates from offices located in Palm Beach County, Florida.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected to be taxed as an S corporation. Therefore the income or losses of the Company flow through to the stockholders no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Investments in marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

KILEY, BLOEMERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE B — LEASES

The Company leases office premises for $1,750 monthly from a stockholder under a month-to-month operating lease. In addition, the Company pays the condominium association fees on the office premises.

Rent expense for the year ended December 31, 2004 was approximately $28,000.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $152,717, which was $52,717 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 1.4 to 1.0.

NOTE D — SECURITIES OWNED

Securities owned consist of zero-coupon, medium-term subordinated notes issued by a bank which mature in 2007.

NOTE E — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F — RETIREMENT PLAN

The Company has a simplified employee pension plan covering substantially all full-time employees. The Company's contributions are discretionary. The Company's contributions for 2004 were approximately $10,000.

SUPPLEMENTAL INFORMATION

SCHEDULE I
KILEY, BLOEMERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2004

NET CAPITAL:

Total stockholders' equity	$ 174,892
Less nonallowable assets:	
Property and equipment	(12,168)
Other assets	(5,696)
	(17,864)
Net capital before haircuts	157,028
Less haircuts	(4,311)
Net capital	152,717
Minimum net capital required	100,000
Excess net capital	$ 52,717
Aggregate indebtedness	$ 208,989
Net capital based on aggregate indebtedness	$ 14,002
Ratio of aggregate indebtedness to net capital	1.4 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2004

There is no significant difference between net capital in the FOCUS report as of December 31, 2004 and net capital reported above.

KILEY, BLOEMERS, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
Kiley, Bloemers, Inc.

In planning and performing our audit of the financial statements of Kiley, Bloemers, Inc., for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Kiley, Bloemers, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 26, 2005
Atlanta, Georgia



RUBIO CPA, PC